SCHEDULE 13G

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       MEDIA SCIENCES INTERNATIONAL, INC.
                      f/k/a Cadapult Graphic Systems, Inc.
                                 --------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          ----------------------------
                         (Title of Class of Securities)

                                   58446x 10 7
                                  ------------
                                 (CUSIP Number)

                                 October 1, 2004
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)
     [ x ] Rule 13d-1(c) (amendment)
     [   ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 58446x 10 7
           -----------
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    1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons:

         BERTHEL SBIC, LLC          52-2040126
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    2. Check the Appropriate Box if a Member of a Group (See Instructions).:

                  (a) [  ]

                  (b) [  ]
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    3. SEC Use Only
--------------------------------------------------------------------------------

    4.    Citizenship or Place of Organization:      Delaware
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Number of               5. Sole Voting Power:        1,059,840 (1)
Shares                  --------------------------------------------------------

Beneficially            6. Shared Voting Power:              0
Owned by                --------------------------------------------------------

Each                    7. Sole Dispositive Power:   1,177,840
Reporting               --------------------------------------------------------

Person                  8. Shared Dispositive Power:         0
With                    --------------------------------------------------------


9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,177,840
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9:     11.71%
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12.      Type of Reporting Person (See Instructions):       IV
--------------------------------------------------------------------------------

Footnote (1): The reporting person owns warrants and options to acquire 118,000 shares of the common stock of the issuer

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Item 1        (a)  Name of Issuer:

                   MEDIA SCIENCES INTERNATIONAL, INC. f/k/a Cadapult Graphic Systems, Inc.

              (b)  Address of Issuer's Principal Executive Offices:

                   40 Boroline Road
                   Allendale, New Jersey 07401

Item 2        (a)  Names of Persons Filing:  Berthel SBIC, LLC

              (b)  Address or Principal Business Office or, if none, Residence:

                   701 Tama Street, Building B
                   Marion, Iowa  52302

              (c)  Citizenship: Organized under the laws of Delaware

              (d) Title of Class of Securities: Common Stock, par value $.001 per share

              (e)  CUSIP No.:     127206 10 0


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a)  [ ]  Broker or dealer registered under section 15 of the Act
                        (15 U.S.C.78o);

              (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c);

              (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c);

              (d)  [ ]  Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e)  [ ]  An investment adviser in accordance with ss. 240.13d-1
                        (b)(1)(ii)(E);

              (f)  [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

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              (g)  [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

              (h)  [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4 (a) -  (c). Ownership

               The information in items 1 and 5-11 on the cover pages of this statement on Schedule 13G is hereby incorporated by reference.

Item 5.        Ownership of 5 Percent or Less of a Class.   [  ]  Not Applicable

Item 6.        Ownership of More than 5 Percent on Behalf of Another Person:
               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:  Not Applicable.

Item 8.        Identification and Classification of Members of the Group:
               Not Applicable

Item 9.        Notice of Dissolution of Group:  Not Applicable

Item 10.       Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2005

                                             BERTHEL SBIC, LLC

                                             By:  Berthel Fisher & Company
                                                  Planning, Inc., Manager


                                             By:  /s/  Thomas J. Berthel
                                                -------------------------------
                                                       Thomas J. Berthel
                                                       President

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